UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 12)

                Mirage Resorts, Incorporated
                      (Name of Issuer)

           Common Stock, Par Value $.004 Per Share
               (Title of Class of Securities)

                         60462E 10 4
                       (CUSIP Number)

                Peter C. Walsh (702) 792-4868
                Mirage Resorts, Incorporated
    3260 South Industrial Road, Las Vegas, Nevada  89109
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      February 13, 1998
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Page 1 of 5 Pages

CUSIP No. 60462E 10 4                   Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Wynn, ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[]
                                                      (b)[]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            []

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER
          27,212,164

     8    SHARED VOTING POWER
          -0-

     9    SOLE DISPOSITIVE POWER
          27,212,164

     10   SHARED DISPOSITIVE POWER
          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          27,212,164

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.2%

14   TYPE OF REPORTING PERSON
          IN

This Amendment No. 12 amends and supplements the Schedule

13D, as most recently amended by Amendment No. 11 thereto

dated June 19, 1997 (the "Schedule 13D"), of Stephen A. Wynn

(the "Reporting Person") with respect to the Common Stock,

$.004 par value (the "Common Stock"), of Mirage Resorts,

Incorporated, a Nevada corporation (the "Issuer").

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.  See Item 5 hereof.

Item 4.   Purpose of Transaction.

          Not Applicable.  This Amendment No. 12 is being

          filed solely to report the disposition of certain

          shares of Common Stock owned by the Reporting

          Person as described in Item 5(c) hereof.

Item 5.   Interest in Securities of the Issuer.

          Paragraphs (a) and (c) of the Schedule 13D are

          hereby amended as follows:

               (a)  On the date hereof, the Reporting Person

          beneficially owns 27,212,164 shares of Common

          Stock (including 12,550,000 shares which he has

          the right to acquire upon the exercise of

          currently exercisable employee stock options),

          constituting an aggregate of approximately 14.2%

          of the sum of the 179,434,492 shares of Common

          Stock outstanding at January 31, 1998 plus the

          12,550,000 shares that the Reporting Person has

          the right to acquire. Such 27,212,164 shares do not include 245,000 shares of Common Stock beneficially owned by Elaine P. Wynn, the

          Reporting Person's wife, as separate property, as

          to which shares the Reporting Person disclaims

          beneficial ownership.



               (c)  The Reporting Person effected the

          following transactions in the Common Stock during

          the past 60 days:

               (1)  On February 2, 1998, the Reporting Person

                    sold 1,000,000 shares of Common Stock at a

                    price of $24.00 per share.  The sale was

                    effected on the New York Stock Exchange

                    ("NYSE") through NationsBanc Montgomery

                    Securities, acting as agent.

               (2)  On February 13, 1998, the Reporting Person

                    sold 2,000,000 shares of Common Stock at a

                    price of $24.75 per share.  The sale was

                    effected on the NYSE through NationsBanc

                    Montgomery Securities, acting as agent.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 17, 1998

                                   STEPHEN A. WYNN
                                   _________________________
                                   Stephen A. Wynn


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